Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Years Ended
	July 1, 2016	July 3, 2015	June 27, 2014
	(In millions, except ratios)
Earnings:
Income from continuing operations	$345	$334	$539
Plus: Income taxes	266	143	256
Fixed charges	191	137	101
Amortization of capitalized interest	1	—	—
Less: Interest capitalized during the period	—	(2)	(2)
Undistributed earnings in equity investments	—	—	—
	$803	$612	$894
Fixed Charges:
Interest expense	$183	$130	$94
Plus: Interest capitalized during the period	—	2	2
Interest portion of rental expense	8	5	5
	$191	$137	$101
Ratio of Earnings to Fixed Charges	4.2	4.5	8.9